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FUTURE CARDIA

Y-Combinator dropout raises $13M to challenge the biggest med tech corporations in the world.

futurecardia.com Tampa, FL

Highlights

1 200 Years of combined expertise with multiple exits and

two IPOs

2. Successfully implanted in 39 patients in 2024 with many more scheduled.

3. Raised over $13M from Super Angels, Legends in remote monitoring industry, and equity crowdfunding

4. A Stanford StartX company, a member of Johnson & Johnson's JLABS

5. NDAs with top med tech strategics

6. Amassed over 50,000 hours of cardiac data, just in 5 months for AI algorithm development

Featured Investors



Sixto Global Capital, LLC
Syndicate Lead

Follow

Invested $1,575,000

"Heart failure affects over 6 million patients in the US alone, leading to over 1 million hospitalizations annually, making it one of the most costly healthcare burdens at $40 billion per year. Similar challenges are observed in Canada and the EU. Patients and physicians often find themselves in a dilemma: whether to rush to

the emergency room or wait it out. Consequently, many end up in the ER, even when it's a false alarm. Future Cardia employs a subcutaneous monitoring approach, tracking ECG and heart sounds as biomarkers for continuous cardiac function assessment. By monitoring trends, they gather quantifiable data, enabling proactive interventions to prevent heart failure decompensation events before they occur. At Sixto Global Capital, we believe this technology will truly be a game changer in cardiac care."

Sandhill Angels Follow Invested $96,000

"Over 160 exits"

Peter Boyd Follow Invested $15,000

"Heart Failure entrepreneur with $100M exit to Edwards Lifesciences"

Dr. Jean Tamby Follow Invested $20,000

"Heart Failure Medical Direct at MyoKardia with $8 Billion exit to Bristol Meyer."

Larry Lawson Follow Invested $200,000

"Founder of Preventice, a leading remote cardiac monitoring technology company. $1.3 B exit to Boston Scientific"

Lars Letonoff Follow Invested $300,000

"Cyber Security executive with an IPO, and $4.6B exit"

Our Team



Jaeson Bang Founder & CEO

-Heart Failure Clinical, Technology and Business operations for the past 20 years with Medtronic, Abiomed and Silicon Valley Medtech Startups. -Two IPOs and One acquisition as an employe -Raised $13M from Angel Investors -Kellogg MBA



Dimitrios Georgakopoulos, PhD Science Advisor

- Heart Failure and Cardiac Hemodynamics scientist at Startups and a NASDAQ company. - Held Chief Science Officer position at a NASDAQ company. - PhD from Johns Hopkins



Dr. Dan Burkhoff, MD PhD Medical Advisor

- World-renowned Physician Scientist with med tech startup and Heart Failure expertise. - Multiple exits. - Served at a VP at Heartware, which was acquired by Medtronic for $1.2B.



Dr. Kevin Heist, MD PhD Medical Advisor

- Stanford MD PhD, currently at Harvard. - Cardiologist with his specialty in the field of Electrophysiology to treat Cardiac Arrhythmias. - Currently practicing at Mass General Hospital in Boston.



Anatoly Yakovlev, PhD Data Scientist

- Stanford PhD with expertise in neuromodulations and AI. - Currently working on AI at a top software company in Silicon Valley.



Professor Frits Prinzen, PhD Science Advisor

- World's foremost expert in Cardiac Mechanics and Hemodynamics scientist. - Architect of commonly used cardiac models and publisher of landmark research.



Dr. Toshi Okabe, MD Medical Advisor

- Electrophysiology Cardiologist from Ohio State University. - Expertise in managing cardiac arrhythmia and cardiac ablations.



Dr. David Kraus, MD Medical Advisor

- Heart Failure and Cardiac Transplant Physician. - Top clinical trialist in the US.



Lauren Iaslovits Board Member

Lauren was the co-founder of Investran, the Private Equity industry's leading platform for fund administration. She was a part of the founding team of TM1 which, through a series of M&A transactions, is now the centerpiece of IBM's Planning and Analytics.

Pitch

OVERVIEW

Cardiologists and Patients Deserve a Better Option

Patients and Cardiologists lack viable monitoring solutions for Heart Failure.

Future Cardia is designed to provide comprehensive long term data and analysis to doctors, Future Cardia also aims to

build the largest collection of long-term cardiac data to improve the lives of patients.

- Detects early signs of Heart Failure problems before symptoms
- Pre-clinical implants with 20 patients, with up to 20 more planed for 2024
- Published in Journal of American College of Cardiology (April 2023)
- World Renown physician entrepreneurs from Harvard, Stanford, The OSU, and Maastricht joined
- Using ECG and Heart Sounds as biomarkers for patients suffering from long-term cardiac diseases
- Additional sensors in the R&D pipeline

THE PROBLEM

Heart Failure Emergencies are a $40 Billion a Year Problem*

A lack of remote Heart Failure monitoring solutions makes it difficult for heart failure patients and healthcare providers to address emergencies. As a chronic disease, our patients and physicians are stuck between real emergencies and false alarms, resulting in referral to the Emergency Department

alarms, resulting in referral to the Emergency Department and subsequent admission to the hospital, even if it is a false alarm.


ECG
Heart Sounds (PCG)
Activity


6M
Patients
1.1M
Hospitalizations
$40B
Expenditure

Heart failure is a cardiac condition that often results in breathing problems and frequent hospitalizations. Heart Failure patients have weakened heart muscle. As the heart begins to fail, fluid slowly accumulates in the lungs, which can lead to sudden and severe breathing problems.

In the US alone, six million patients suffer from Heart Failure. Canada and Europe are facing the same problem. Because of the lack of a remote monitoring solution for Heart

Failure, patients are referred to the ER and subsequently hospitalized, even if it is a false alarm.

Invasive heart procedure devices such as **CardioMems by Abbott** are the current standard. This device requires a sensor implant inside the heart or around the heart (Pulmonary Artery) in a cath lab procedure. Accurate, however, they are expensive, complex and are not the ideal solution for all patients.

Wearable monitors are ideal for short-term solutions, however, they suffer from low accuracy, patient non-compliance, and limited data. Therefore, they have a limited use when it comes to long-term Heart Failure monitoring.

THE MARKET

$5 Billion Total Addressable Market Opportunity


Total addressable market

Initially, Future Cardia will focus on the one million patients suffering from heart failure, who are in immediate need of remote monitoring solutions. Eventually, we hope to reach all six million Americans who suffer from heart failure.

THE SOLUTION

A Cardiac Monitor Using Remote Monitoring Technology and AI

Future Cardia is developing a tiny, insertable cardiac device to monitor Heart Failure and reduce unnecessary hospitalizations. The device utilizes multi-sensors, remote monitoring technology and cloud based Artificial Intelligence for long-term comprehensive cardiac monitoring.

This is a **simple 2-minute** office procedure that does not require a follow up, saving time for both patients and cardiologists. The device is inserted under the skin for improved accuracy, and does not require invasive surgery that other implanted devices do.


FUTURE CARDIA


FUTURE CARDIA




AI

By tracking trends in ECG and Heart Sounds readings, physicians can detect heart failure decompensation before the onset of symptoms. This gives them actionable data to steer the patient away from further complications.

Billions of data points for a comprehensive long term cardiac monitoring solution

Future Cardia is developing a compact cardiac device that is inserted subcutaneously (under the skin) in a two-minute office procedure. Once administered, each device yields **billions of data points**, allowing healthcare providers to compare trending changes over 2-3 years for continuous cardiac monitoring. As Future Cardia collects more data, the analysis will improve through the use of machine learning and AI using ECG and Heart Sounds as biomarkers for Cardiology.

Our product relies on three main features:

1. An ECG to record electrical activities of the heart

1. An ECG to record electrical activities of the heart

2. An acoustic sensor to listen to the heart and lung sounds,

3. And an Accelerometer to record activity.

Our device has high patient compliance over the long-term, because patients do not need to follow a complex process to monitor their cardiac health.

Recorded cardiac data is securely transmitted to a smartphone, then to a cloud-based Artificial Intelligence algorithm for analysis, which the cardiologist can then review and take action.

By analyzing electrical and physiological trends, Future Cardia detects subtle changes and early signs of cardiac decline even before symptoms appear. This allows clinicians to prioritize at-risk patients, implement therapeutic interventions, and prevent hospitalizations.

WHY INVEST

Short Regulatory Path with Existing Insurance Coverage of $7,600 / Device for Commercialization




$1,000
Cost to Manufacture
$5,300
Unit Retail Price
$7,600
Established Reimbursement

Future Cardia has a simple go-to-market plan. First, we will focus on two highest volume regions, Texas and Florida. We expect Texas and Florida to generate $5.5 million within two years of launch. Each unit will retail for $5,300/unit with an established reimbursement of $7,600 (insurance coverage). With this business model, we anticipate that our first 5K implants will generate $26M in revenue within approximately 4 years.

Second, we will obtain the most comprehensive, long-term cardiac data to date as biomarkers for cardiology. This will allow Future Cardia to venture into predictions for cardiac events, and human longevity study.

Future projections are not guaranteed